# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### February 28, 2011

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### American Superconductor Corporation

### File No. 000-19672- CF#26312

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American Superconductor Corporation submitted an application under Rule 24b-2 requesting an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on May 29, 2008.

Based on representations by American Superconductor Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.44      through March 7, 2014
Exhibit 10.45      through March 7, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel